For immediate release
Final results of Mittal Steel’s offer for Arcelor: after subsequent offering period, Mittal Steel holds 93.7% of Arcelor’s share capital

28th August 2006 – Rotterdam – Mittal Steel Company N.V. (“Mittal Steel”) is pleased to announce today the final results of its offer for Arcelor securities, following completion of the centralization of tenders in the subsequent offering period which ran from July 27 through August 17 in Belgium, France, Luxembourg, Spain and the U.S. The following additional Arcelor securities were tendered during this subsequent offering period:

•	12,721,665 Arcelor shares (including Arcelor shares underlying Arcelor ADSs tendered in the U.S. offer); and
•	57,651 Arcelor convertible bonds (OCEANEs 2017).

An additional 7,547 Arcelor shares have been acquired by Mittal Steel as of August 25, 2006 pursuant to the previously-announced mandatory sell-out procedure under Luxembourg law that has been open since August 18, 2006.

Together with the 594.5 million Arcelor shares and 19.9 million Arcelor convertible bonds tendered during the initial offering period closed on July 13, these results indicate that, on the settlement date of the subsequent offering period, Mittal Steel will hold 607,278,965 Arcelor shares and 19,916,184 Arcelor convertible bonds representing 93.72% of Arcelor’s issued share capital and 93.80% of Arcelor’s voting rights. (These figures exclude any shares that Mittal Steel may acquire on or after the date hereof pursuant to the mandatory sell-out procedure.)

Pursuant to Luxembourg law, the remaining shareholders of Arcelor remain entitled to sell their Arcelor shares to Mittal Steel at a price of €40.40 per Arcelor share until November 17, 2006 (inclusive).

Enquiries:

Nicola Davidson	Mittal Steel Company	+44 207 543 1162

UK media:

Philip Gawith	Maitland Consultancy	+44 20 7379 5151
Lydia Pretzlik	Maitland Consultancy	+44 20 7379 5151

US media:

Winnie Lerner	Abernathy McGregor	+1 212 371 5999

French media:

Anne Meaux	Image Sept	+33 6 89 87 61 76

Geographical breakdown of share tenders

The geographical break-down of shares tendered during the subsequent offering period of the offer is as follows:

•	64,848 Arcelor shares in Belgium through Euroclear Belgium;
•	10,733,227 Arcelor shares in France through Euroclear France;
•	480,520 Arcelor shares in Luxembourg through Clearstream Luxembourg and Euroclear Bank;
•	909,395 Arcelor shares in Spain through Iberclear;
•	136,555 Arcelor ADSs in the U.S.; and
•	397,120 Arcelor shares through the Arcelor shareholder register.

Proration and allocation procedures

In the aggregate, 12,721,665 Arcelor shares were tendered, of which:

•	4,868,129 in the primary mixed cash and exchange offer;
•	4,235,911 in the secondary cash offer; and
•	3,617,625 in the secondary exchange offer.

Given the fact that the ratio of the number of shares tendered in the secondary cash offer to the number of shares tendered in the secondary exchange offer exceeds 31.1/68.9, pursuant to the proration and allocation procedures described in the offer prospectus, as supplemented, 2,605,596 Arcelor shares tendered in the secondary cash offer were deemed to be tendered in the primary mixed cash and exchange offer. As a result thereof, Mittal Steel will acquire the Arcelor shares tendered in its offer according to the following distribution:

•	7,473,725 Arcelor shares in the primary mixed cash and exchange offer;
•	1,630,315 Arcelor shares in the secondary cash offer; and
•	3,617,625 Arcelor shares in the secondary exchange offer.

As a result of the above, holders who tendered Arcelor shares (or Arcelor ADSs) in the secondary cash offer will, in the aggregate, receive the all-cash consideration of €40.40 per Arcelor share (or U.S. dollar equivalent) in respect of only 38.55% of the Arcelor shares that they tendered in the secondary cash offer and will receive the standard mixed consideration of €12.55 in cash and 13:12 Mittal Steel class A common share for each Arcelor share (or an amount in U.S. dollars equal to €12.55 in cash and 1.083 Mittal Steel class A common share in exchange for each Arcelor ADS) in respect of 61.45% of the Arcelor shares that they tendered in the secondary cash offer. It is, however, important to note that these figures do not take into account the full effect of fraction of shares or reflect the effect of rounding. The consideration that holders will receive in exchange for Arcelor shares (or Arcelor ADSs) that they tendered in the primary offer and in the secondary exchange offer will not be subject to any adjustment and will be paid in the amounts described in the offer prospectus, as supplemented.

As a result, 13.8 million new Mittal Steel shares will be issued as consideration for the offer and the cash portion of the total offer consideration will be around €160.6 million. Once these new shares have been issued on the settlement date, there will be a total of approximately 1,392.3 million Mittal Steel shares issued and the market capitalization of Mittal Steel will be approximately €36.8 billion (US$47 billion) (based on the closing Mittal Steel share price on Euronext Paris of €26.42 and on the NYSE of US$33.76 on August 25, 2006), with a free float1 of approximately 769 million shares representing about 55.23% of the total market capitalization.

As previously announced, following completion of the anticipated post-offer merger of Mittal Steel with Arcelor, the combined Group will be re-named Arcelor Mittal.

Settlement

Mittal Steel will accept all the Arcelor shares and Arcelor convertible bonds tendered during the subsequent offering period and the settlement of the subsequent offering period, the delivery of the Mittal Steel shares offered, the payment of the cash consideration and the listing of the new Mittal Steel shares issued as consideration in the offer on Euronext Amsterdam, Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange, the stock exchanges of Barcelona, Bilbao, Valencia and Madrid will occur on September 4, 2006.

Since, however, this date is a federal holiday in the United States, the centralising agent for Arcelor ADSs tendered in the subsequent offering period may not commence delivery of new Mittal Steel shares and cash to the holders of tendered ADSs until September 5, 2006. In addition, since the New York Stock Exchange will be closed on September 4, 2006, the listing of the new Mittal Steel shares issued as consideration in the subsequent offering period will commence on the New York Stock Exchange on September 5, 2006.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

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[1]	I.e., excluding shareholders owning more than 5% of the total equity.

About Mittal Steel

Mittal Steel is the world’s largest and most global steel company. The company has operations in twenty-seven countries, on five continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2005, Mittal Steel had revenues of US$28.1 billion and steel shipments of 49.2 million tons. The company trades on the New York Stock Exchange (MT), Euronext Amsterdam (MT), Euronext Brussels (MTBL), Euronext Paris (MTP), the Luxembourg Stock Exchange (MT), and the stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).